SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       UNIVERSAL INSURANCE HOLDINGS, INC.
                       ----------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    91359V107
                                    ---------
                                 (CUSIP Number)

                                Bradley I. Meier
                       Universal Insurance Holdings, Inc.
                       1110 W. Commercial Blvd., Suite 100
                         Fort Lauderdale, Florida 33309
                               Tel: (954) 958-1200
                               Fax: (954) 958-1202
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 22, 2007
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bradley I. Meier

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /  (b) / /
                                                           ----------------

         Inapplicable

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         19,312,358

8        SHARED VOTING POWER

         1,685,954

9        SOLE DISPOSITIVE POWER

         19,312,358

10       SHARED DISPOSITIVE POWER

         1,685,954

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,998,312

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         53.76%

14       TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                       UNIVERSAL INSURANCE HOLDINGS, INC.

                                  INTRODUCTION

This Amendment No. 2 to Schedule 13D is being filed by Bradley I. Meier. Mr. Meier filed an original Schedule 13D with the Securities and Exchange Commission (the "Commission") dated February 10, 2005 (the "Original 13D"). The Original 13D was amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the Commission dated May 5, 2005. Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D, as amended by Amendment No. 1.

ITEM 1.  SECURITY AND ISSUER.

      ITEM 1 OF THE SCHEDULE 13D IS HEREBY AMENDED TO PROVIDE THE FOLLOWING
      INFORMATION:

      This Schedule 13D relates to the Common Stock, $.01 par value per share ("Common Stock"), of Universal Insurance Holdings, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a)  Name: Bradley I. Meier

      (b) Business Address: c/o Universal Insurance Holdings, Inc., 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

      (c) Principal Occupation: President and CEO of Universal Insurance Holdings, Inc.

      (d) During the last five years, Mr. Meier has not been convicted in a criminal proceeding.

      (e) During the last five years, Mr. Meier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

      (f)  Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO PROVIDE THE FOLLOWING
      INFORMATION:

      This Amendment No. 2 relates to Mr. Meier's disposition of 947,000 shares of Common Stock ("Shares") in a sale of securities pursuant to Rule 144 under the Securities Act of 1933, as amended, on June 22, 2007 (the "Transaction Date"). The Shares consisted of shares of Company Common Stock that Mr. Meier received upon the initial capitalization of the Company and shares of Company Common Stock that Mr. Meier received in lieu of cash for the repayment of loans that Mr. Meier made to the Company.

      Immediately prior to the Transaction Date, Mr. Meier beneficially owned 21,997,335 shares of Company Common Stock. Currently, Mr. Meier beneficially owns 20,998,312 shares of Company Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

      ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO PROVIDE THE FOLLOWING
      INFORMATION:

      Mr. Meier disposed of the Shares as part of his personal long-term investment strategy for asset diversification and liquidity.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED IN ITS ENTIRETY AS FOLLOWS:

      Mr. Meier beneficially owns an aggregate of 20,998,312 shares of Company Common Stock (which includes options to purchase 3,645,000 shares of Company Common Stock exerciseable within 60 days hereof), which represents 53.76% of the outstanding shares of Company Common Stock. The percentage is based on 39,057,013 shares of Company Common Stock outstanding on August 13, 2007.

      Of the 20,998,312 shares of Common Stock, Mr. Meier (i) has the sole power to vote and the sole power to dispose of 19,312,358 shares of Common Stock and (ii) shares voting and dispositive power, with respect to an aggregate of 1,685,954 shares of Common Stock, which are subject to proxies granting voting power to Mr. Meier as follows: (A) 333,792 shares owned by Phyllis Meier, Mr. Meier's mother, (B) 494,246 shares owned by Norman Meier, Mr. Meier's father, and (C) an additional 207,916 shares over which Mr. Meier has voting power; and (D) options to purchase an aggregate of 650,000 shares of Common Stock owned by Norman Meier, Mr. Meier's father.

      Information regarding Phyllis Meier and Norman Meier is set forth below:

      Name: Phyllis Meier and Norman Meier

      Business Address: c/o Universal Insurance Holdings, Inc., 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

      Principal Occupation: Norman Meier - Executive Chairman of DermWorx, Inc.; Phyllis Meier - Investor

      During the last five years, neither Phyllis Meier nor Norman Meier has been convicted in a criminal proceeding.

      During the last five years, neither Phyllis Meier nor Norman Meier has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

      Citizenship: United States

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      ITEM 6 OF THE SCHEDULE 13D IS HEREBY AMENDED TO PROVIDE THE FOLLOWING
      INFORMATION:

      Mr. Meier holds options to purchase 3,645,000 shares of Company Common Stock. Such options are fully vested and there are no restrictions on Mr. Meier's ability to exercise the options. Following the Transaction Date, Mr. Meier was granted options to purchase an additional 700,000 shares of Company Common Stock that vest on July 12, 2008, have an exercise price of $6.50 per share, and expire on July 12, 2012. The options granted to Mr. Meier on July 12, 2007 shall only be exercisable on such date or dates as the Fair Market Value, as defined in the option agreement pursuant to which the options were granted, of the Company Common Stock is and has been at least one hundred fifty percent (150%) of the exercise price for the previous twenty (20) consecutive trading days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO PROVIDE THE FOLLOWING
INFORMATION:

      7.01 Voting Proxy, dated as of February 15, 2007, by and between Bradley Meier and Norman Meier. (1)

      7.02 Voting Proxy, dated as of February 15, 2007, by and between Bradley Meier and N. Meier. (2)

      7.03 Voting Proxy, dated as of February 15, 2007, by and between Bradley Meier and Phyllis Meier.

      7.04 Voting Proxy, dated as of February 15, 2007, by and between Bradley Meier and Janet Conde.

      7.05 Voting Proxy, dated as of February 15, 2007, by and between Bradley Meier and Shephard Lane.

      (1) This Voting Proxy relates to shares underlying options to purchase Company Common Stock held by Norman Meier as of February 15, 2007. The number of options subject to this proxy subsequently has been reduced as a result of Norman Meier's exercise of 500,000 options in May 2007.

      (2) This Voting Proxy relates to shares of Company Common Stock held by Norman Meier as of February 15, 2007. The number of shares subject to this proxy subsequently has been reduced as a result of Norman Meier's sale of 10,000 shares of Company Common Stock in May 2007.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 23, 2007



                            By: /s/ Bradley I. Meier
                                --------------------
                            Name: Bradley I. Meier